Allwyn Entertainment AG

Weinmarkt 9 6004

Lucerne, Switzerland

August 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg and Mara Ranson

Re:	Allwyn Entertainment AG

Registration Statement on Form F-4

Filed July 21, 2022

File No. 333-266244

Ladies and Gentlemen:

This letter sets forth responses of Allwyn Entertainment AG (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 2, 2022, with respect to the above referenced Registration Statement on Form F-4 filed on July 21, 2022 (as amended, the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Summary of Historical Financial and Other Information

Summary of Key Segmental Metrics, page 70

1.	Staff’s comment:1. We are still considering your response to comments 1, 2 and 3 and may have additional comments.

Response: The Company respectfully acknowledges the Staff’s comment.

Risk factors

The conflict between Russia Ukraine, and related sanctions could negatively impact us, page 107

2.

Staff’s comment: We note your revised disclosure that references past or present connections to Russia or Russian companies by significant shareholders of Swiss NewCo. If any such connections exist or existed, please revise to elaborate upon them. Alternatively, explain the purpose for such revision.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as has been publicly disclosed elsewhere by KKCG, KKCG has a 50% interest in a joint venture with Gazprom that owns an underground natural gas storage facility in the Czech Republic. KKCG’s interest in the joint venture is held through its oil and gas subsidiary, which has no connection to the Group. KKCG is currently in discussions with the Czech government regarding options for terminating KKCG’s connection with Gazprom, while maintaining Czech energy security. While the Company believes that this connection has not had any material effect on the Group, the Company believes that the existing risk factor disclosure is appropriate, as this risk could materialize in the future with respect to other significant shareholders that acquire a stake in Swiss NewCo once it becomes public.

Warrants, page 307

3.

Staff’s comment: We note your description of the redemption feature for the Swiss NewCo Public Warrants. Please revise your descriptions of this feature where it appears sooner in the prospectus, such as on page 33, to acknowledge that the ability to redeem when the price per Swiss NewCo Class B share equals or exceeds $10.00 is unusual, as you do here.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 34 of the Amendment.

Exhibits

4.

Staff’s comment: We note you have filed two legal opinions, Exhibits 5.1 and 5.2. Exhibit 5.1 concerns the shares being registered and Exhibit 5.2 concerns the public warrants being registered. However, neither opinion references the number of securities being registered. Please revise as appropriate so that your legal opinions cover the amount of securities being registered. In addition, in Exhibit 5.1 the opinion includes this language under the caption Assumptions, “(vii) the Registration Statement is unchanged and correct, complete and up-to-date and in full force and effect as of the date hereof, and no changes have been made which should have been or should be reflected in the Registration Statement as of the date hereof;” Please advise us how your Registration Statement is “in full force and effect as of the date hereof” unless you re-file the opinion on the day your filing becomes effective. Please advise if this is your understanding.

Response: The Company respectfully acknowledges the Staff’s comment and has filed: (a) a revised Exhibit 5.1 addressing the Staff’s comments and (b) a revised Exhibit 5.2 amending the number of warrants being registered.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson at (212) 446 4756 and Alla Digilova at (212) 390-4023 of Kirkland & Ellis LLP.

Sincerely,

/s/ Robert Chvátal
Robert Chvátal
President and Chief Executive Officer

Via E-mail:

cc:	Peter Seligson
Kirkland & Ellis LLP

2